Exhibit 4.2




                               March 9, 1995




Saarbergwerke AG
P. O. Box 1030
D66111 Saarbruecken
Federal Republic of Germany

Gentlemen:

     As a result of the sale by Saarbergwerke AG ("Saarberg") to Ashland Inc. (formerly Ashland Oil, Inc.) of the 150 shares of Class B Preferred Stock of Ashland Coal, Inc. ("Ashland Coal"), a number of miscellaneous matters have arisen which have been or need to be dealt with. In order to clarify that we have addressed each of these matters, would you kindly review the following:

          1. Ashland Coal has elected not to terminate the so-called "Met Coal Agreement" (the Coal Sales Agency Agreement dated December 12, 1991, as amended) and a separate letter of understanding among Saarberg, Carboex International, Ltd. ("Carboex"), and Ashland Coal will address that matter.

          2. The Sales Agency Agreement dated October 4, 1990 concerning the sale of coal in Germany will remain unchanged.

          3. I believe we have resolved the matter of the reinvestment by Saarberg in the Dividend Reinvestment and Stock Purchase Plan of the Saarberg portion of the prorated dividends payable in 1995. We may need a letter from Ashland Inc. to First Chicago, but I have talked with Ashland Inc. about that and there should not be a problem.

          4. I understand that the Indemnity Agreement dated
September 21, 1981, as amended August 6, 1993, between Ashland
Inc. and Saarberg has been addressed separately, and no further action is needed.

     In addition, we need to confirm that the following agreements have terminated with respect to Saarberg's rights and obligations thereunder:

          (a) The Restated Shareholders Agreement dated December
          12, 1991, as amended, among Saarberg, Carboex, Ashland
          Inc., and Ashland Coal;


          (b) The Registration Rights Agreement dated August 2,
          1993, among Saarberg, Carboex, Ashland Inc., and
          Ashland Coal;

          (c) The Restated Coal Off-Take Agreement dated December
          12, 1991, among Saarberg, Carboex, and Ashland Coal;

          (d) The Shareholder Services Contract dated October 13,
          1981 among Ashland Coal, Saarberg and Carboex; and,

          (e) That certain letter agreement dated August 10, 1988 among Ashland Inc., Ashland Coal, Saarberg, and Carboex regarding the attendance at Ashland Coal's Board meetings of non-voting observers.


     Would you kindly confirm your agreement with the foregoing by signing, dating, and returning a copy of this letter to me.
Also, if there are any other matters that need to be addressed, please let me know.


                              Yours very truly,

                              ASHLAND COAL, INC.
                              /s/Roy F. Layman
                              Administrative Vice President




ACCEPTED AND AGREED TO
THIS  27th DAY OF MARCH,
1995.

SAARBERGWERKE, AG.


By:   /s/ Michael G. Ziesler          /s/Dietrich Reinhardt
Its:    Member of the Board           Executive Vice President
        of Managing Directors         and General Counsel